UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 25, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” and/or “the Group”)
Dealing in securities arising out of Rights Offer
Westonaria, 25 May 2017. In terms of the rules of the Sibanye Gold
2013 Share Plan ("Share Plan"), participants are entitled to participate in any rights issue in respect of the unvested bonus share awards granted to them in terms of the Plan. Based on the rights offer terms as announced on 18 May 2017, for every 7 existing unvested bonus shares that have been awarded to a participant, the participant will hold 9 rights to purchase new ordinary shares (the
“Rights Offer Shares”) at a price of R11.28 per share (the
“Rights"). Participants of the Share Plan have two options with respect to the Rights:
Option 1: sell the Rights and receive the cash proceeds
thereof subject to deduction of the tax liability related to the proceeds of the sale.
Option 2: retain the Rights subject to payment of the relevant cash amount to cover the purchase of the rights offer shares.
On conclusion of the rights offer execution period, the Rights
Offer Shares will be transferred into participant’s personal broker account and will not be subject to any forfeitability conditions.
In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements") the
following information regarding off market dealing in securities of Sibanye by Mr NJ Froneman, Chief Executive Officer (elected option 2), Mr C Keyter, Chief Financial Officer (elected option 1)
and Mr C Farrel, Company Secretary of Sibanye(elected option 2).
Director's Name
Company
: Neal Froneman
: Sibanye
Date of transaction
Nature of transaction
: 24 May 2017
: Off market vesting of Rights
attaching to non-vested bonus
shares with the election to
subscribe for Rights offer
shares
Number of Rights received
: 173 371
Class of security
Extent of interest
: Rights
: Direct beneficial
Name
: Cain Farrel
Company
Date of transaction
: Sibanye
: 24 May 2017
Nature of transaction
: Off market vesting of Rights

attaching to non-vested bonus
shares with the election to
subscribe for Rights offer
shares
Number of rights received
Class of security
: 21 842
: Rights
Extent of interest : Direct beneficial
Director's Name : Charl Keyter
Company : Sibanye
Date of transaction : 24 May 2017
Nature of transaction : Off market vesting of Rights
attaching to non-vested bonus
shares and on market sale of
Rights
Number of Rights Sold : 22 001
Price : High – R8.00
Low – R7.10
VWAP – R7.4148
Value of transaction : R163 133.01
Class of security : Rights
Extent of interest : Direct beneficial
Director's Name : Charl Keyter
Company : Sibanye
Date of transaction : 24 May 2017
Nature of transaction : Off market vesting of Rights
attaching to non-vested bonus
shares and on market sale of
Rights
Number of Rights Sold : 65 196
Price : High – R8.00
Low – R7.10
VWAP – R7.4148
Value of transaction : R483 415.30
Class of security : Rights
Extent of interest : Direct beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

Forward-looking Statements
This announcement includes “forward-looking statements”
within the meaning of the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of
1995. Forward-looking statements may be identified by the
use of words such as “target”, “will”, “forecast”,
“expect”, “potential”, “intend”, “estimate”, “anticipate”,
“can” and other similar expressions that predict or
indicate future events or trends or that are not statements
of historical matters. The forward-looking statements set
out in this announcement involve a number of known and
unknown risks, uncertainties and other factors, many of
which are difficult to predict and generally beyond the
control of Sibanye, that could cause Sibanye’s actual
results and outcomes to be materially different from
historical results or from any future results expressed or
implied by such forward-looking statements. These forward-
looking statements speak only as of the date of this
announcement. Sibanye undertakes no obligation to update
publicly or release any revisions to these forward-looking
statements to reflect events or circumstances after the
date of this announcement or to reflect the occurrence of
unanticipated events, save as required by applicable law.
Each of the Underwriters are acting exclusively for the Group and no one else in connection with the Rights Offer. They will not regard any other person (whether or not a recipient of this
announcement) as their respective clients in relation to the Rights
Offer and will not be responsible to anyone other than the Group for providing the protections afforded to their respective clients nor for giving advice in relation to the Rights Offer or any transaction or arrangement referred to herein.
No representation or warranty, express or implied, is made by any of the Underwriters as to the accuracy, completeness or
verification of the information set forth in this announcement, and nothing contained in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. None of the Underwriters assumes any responsibility for the accuracy, completeness or verification of the information set forth in this announcement and, accordingly, disclaim each of the Underwriters, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such statement.
Prospectus; No Offer or Solicitation
Sibanye has filed a registration statement (including a
prospectus) and prospectus supplement with the Securities
and Exchange Commission (“SEC”) relating to Sibanye’s
rights offering. Before you invest, you should read the

prospectus in that registration statement, the prospectus
supplement and other documents Sibanye will file and has
filed with the SEC for more complete information about
Sibanye and the rights offering. You may get these
documents, when available, for free by visiting EDGAR on
the SEC web site at www.sec.gov or by visiting Sibanye’s
website at www.sibanyegold.co.za. Alternatively, Sibanye,
any Underwriter or any dealer participating in the Rights
Offer will arrange to send you the registration statement,
prospectus and prospectus supplement, when available, if
you request it by calling toll-free (800) 322-2885 or by e-
mailing rightsoffer@mackenziepartners.com. This
announcement is for informational purposes only and does
not constitute: (i) an offer to sell, or a solicitation of
offers to purchase or subscribe for, securities in the
United States or any other jurisdiction; or (ii) investment
advice in any jurisdiction relating to the securities
discussed herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 25, 2017
By: /s/
Charl Keyter
Charl Keyter
Name:
Title:
Chief Financial Officer